Soho
Resources Corp.
SOH: TSX V

SEC
Mail Processing
Section

FEB 17 2009

Washington, DC
101

082-04126

January 29, 2009

United States Securities and
Exchange Commission
Washington, D.C. 20549
U.S.A.

09045404

SUPPL

Dear Sirs:

Re: Soho Resources Corp. ("Soho") - Financial Statements

Enclosed is one copy of the Company's unaudited financial statements for the quarter ended November 30, 2008 with the Exemption number 12g3-2(b).

Yours truly,

SOHO RESOURCES CORP.

Ralph Shearing
President

PROCESSED
MAR 2 2009
THOMSON REUTERS

Encl.

Suite 250 - 1090 West Georgia St.
Vancouver, BC Canada V6E 3V7

Telephone: 604.684.8071
Facsimile: 604.684.3829
e-mail:info@sohoresources.ca • www.sohoresources.ca

Z:\Soho\Financial\Financial Statements\Letter to U.S. S and E Commission Encl. F.S..doc

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2008

SOHO RESOURCES CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of the Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

"Ralph Shearing"

Ralph Shearing
Chief Executive Officer

January 27, 2009

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS

	November 30, 2008 (Unaudited – prepared by management)	February 29, 2008 (Note 2)
ASSETS		
Current		
Cash	$ 113,187	$ 4,026,033
Prepaid expenses	28,252	41,852
Receivables	454,302	1,249,841
	595,741	5,317,726
Exploration advances	-	49,815
Mineral properties (Note 4)	19,329,155	15,335,977
Equipment	70,693	87,605
	$ 19,995,589	$ 20,791,123
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 448,394	$ 433,458
Obligation under share purchase agreement (Note 4)	247,400	203,160
Capital lease obligation (Note 6)	2,792	6,485
	698,586	643,103
Asset retirement obligation (Note 5)	202,356	177,122
	900,942	820,225
Shareholders' equity		
Capital stock (Note 7)	35,923,254	35,923,254
Contributed surplus (Note 7)	2,794,444	2,722,992
Deficit	(19,623,051)	(18,675,348)
	19,094,647	19,970,898
	$ 19,995,589	$ 20,791,123

Nature and continuance of operations (Note 1)
Commitments (Note 14)

On behalf of the Board:

"Ralph Shearing" Director "Paul Chung" Director
Ralph Shearing Paul Chung

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS, AND DEFICIT
(Unaudited – prepared by management)

	Three months ended November 30, 2008	Three months ended November 30, 2007	Nine months ended November 30, 2008	Nine months ended November 30, 2007
EXPENSES				
Amortization	$ 4,963	$ 4,491	$ 16,912	$ 11,437
Bad debt (recovery)	(25,000)	-	(25,000)	-
Business promotion (recovery)	(11,157)	114,269	48,655	204,276
Communications	4,478	14,899	27,397	48,652
Consulting and financial services	-	50,216	24,000	72,866
Foreign exchange loss (gain)	182,014	(23,356)	23,025	26,156
Insurance	11,332	11,407	39,078	34,564
Interest	120	277	486	3,283
Investor relations	-	24,750	13,000	51,180
Management fees	-	15,000	-	60,000
Office and miscellaneous	6,656	24,713	28,711	53,865
Professional fees	97,898	103,860	335,614	302,276
Property investigations	-	39,209	5,257	83,460
Regulatory fees	150	7,289	5,826	13,561
Rent	22,482	22,030	69,737	67,326
Stock-based compensation	2,881	63,373	34,769	251,923
Transfer agent	5,093	4,486	17,102	17,592
Travel	1,872	74,866	65,371	136,033
Wages and benefits	83,065	134,095	268,061	221,540
Loss before other items	(386,847)	(685,874)	(998,001)	(1,659,990)
OTHER ITEMS				
Interest income	12,540	57,895	50,298	196,048
Loss and comprehensive loss for the period	(374,307)	(627,979)	(947,703)	(1,463,942)
Deficit, beginning of period	(19,248,744)	(17,470,769)	(18,675,348)	(16,634,806)
Deficit, end of period	$ (19,623,051)	$ (18,098,748)	$ (19,623,051)	$ (18,098,748)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	100,137,913	99,960,287	100,137,913	95,574,888

The accompanying notes are an integral part of these consolidated financial statements.

SOHO RESOURCES CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	Three months ended November 30, 2008	Three months ended November 30, 2007	Nine months ended November 30, 2008	Nine months ended November 30, 2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (374,307)	$ (627,979)	$ (947,703)	$ (1,463,942)
Items not affecting cash				
Amortization	4,963	4,491	16,912	11,437
Stock-based compensation	2,881	63,373	34,769	251,923
Unrealized foreign exchange loss (gain)	11,973	(22,124)	45,224	(34,000)
Changes in non-cash working capital items				
(Increase) decrease in prepaid expenses	14,462	41,389	13,600	(24,279)
(Increase) decrease in receivables	787,466	(86,199)	795,539	(701,622)
Increase (decrease) in accounts payable and accrued liabilities	37,127	(53,563)	111,483	11,326
Net cash used in operating activities	484,565	(680,612)	69,824	(1,949,158)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of common shares	-	55,200	-	12,452,725
Share issue costs	-	-	-	(805,945)
Repayments of capital lease obligation and promissory notes	(1273)	(1,116)	(3,693)	(15,500)
Net cash provided by financing activities	(1273)	54,084	(3,693)	11,631,280
CASH FLOWS FROM INVESTING ACTIVITIES				
Equipment purchase	-	(5,875)	-	(70,832)
Mineral properties	(407,055)	(1,212,795)	(3,978,977)	(5,159,879)
Net cash used in investing activities	(407,055)	(1,218,670)	(3,978,977)	(5,230,711)
Increase (decrease) in cash position during the period	76,237	(1,845,197)	(3,912,846)	4,451,411
Cash position, beginning of period	36,950	7,602,311	4,026,033	1,305,702
Cash position, end of period	$ 113,187	$ 5,757,113	$ 113,187	$ 5,757,113

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activity consists of the acquisition and exploration of mineral properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development and upon future profitable production.

These unaudited interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The operations of the Company have primarily been funded by the issuance of capital stock. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

	November 30, 2008	February 29, 2008
Deficit	$ (19,623,051)	$ (18,675,348)
Working capital (deficiency)	$ (102,845)	$ 4,674,623

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated financial statements of Soho Resources Corp. include the accounts of the Company and its wholly-owned subsidiaries, Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. (Sierra), and 531607 BC Ltd.; and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). All inter-company transactions and balances have been eliminated upon consolidation.

The balance sheet at February 29, 2008 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 29, 2008. In the opinion of management all material adjustments considered necessary for a fair presentation of the results of the interim periods have been included. Except as noted below, the results for the period ended November 30, 2008 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Assessing Going Concern

The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose and entity's ability to continue as a going concern.

Capital Disclosures

Effective March 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535 – *Capital Disclosures*. This Section requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes of managing capital.

Financial Instruments

Effective March1, 2008, the Company adopted the recommendations of CICA Handbook Section 3862 – *Financial Instruments – Disclosures*. This Section requires disclosure of quantitative and qualitative information that enable users to evaluate the significance of financial instruments for the company's financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Disclosure of the measurement basis used and the criteria used to determine classification for different types of instruments is also required.

Effective March1, 2008, the Company adopted the recommendations of CICA Handbook Section 3863, *Financial Instruments – Presentation*, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

4. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Tahuehueto Project

In 1997, pursuant to a share purchase agreement through Samarkand, the Company acquired 90% of the issued and outstanding capital stock of Sacramento. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento from 90.0% to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. The property is subject to a 1.6% net smelter returns royalty ("NSR").

Pursuant to the share purchase agreement, the Company is obligated to make final payments of US$200,000 to the vendors of the Sacramento shares.

4. MINERAL PROPERTIES (cont'd…)

In 2006, the Company entered into an agreement for surface access rights to certain areas of the Tahuehueto project, expiring in May 2016. Under the terms of this agreement the Company must pay an annual fee escalating at 5% per annum. The fee paid for the 2009 fiscal year was US$22,050.

Mineral property costs incurred on the Tahuehueto Project were incurred as follows:

	November 30, 2008	February 29, 2008
Balance, beginning of period	$ 15,335,977	$ 9,170,159
Assays, data and maps	397,435	370,137
Asset retirement charge	24,250	48,000
Drilling	1,864,629	2,186,148
Equipment and supplies	310,414	798,247
Geological consulting	94,568	628,624
Insurance	4,973	19,653
Mineral concession taxes, licences, and fees	43,988	79,198
Project office	213,355	251,268
Stock-based compensation (Note 9)	36,683	222,298
Subcontractors and equipment rentals	291,778	610,074
Transportation, travel, and lodging	32,383	82,384
Wages and benefits	678,722	869,787
Mineral property costs incurred during the period	3,993,178	6,165,818
Balance, end of period	$ 19,329,155	$ 15,335,977

5. ASSET RETIREMENT OBLIGATION

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. During the period ended November 30, 2008, the Company accrued a further $24,250 (2007 - $37,500) asset retirement charge, net of a foreign exchange loss of $984, for a total asset retirement obligation of $202,356 (February 29, 2008 - $177,122). The asset retirement obligation of $202,356 is considered to be present value.

6. CAPITAL LEASE OBLIGATION and PROMISSORY NOTES PAYABLE

The Company entered into a capital lease agreement in connection with the rental of certain office equipment. The lease is payable by monthly payments of $434 until February 2009, plus a final payment of $1,505, is secured by the equipment, and bears interest at 13% per annum.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Share Amount	Contributed Surplus
Authorized:			
Unlimited common shares without par value			
100,000,000 Class A preference shares with a par value of $1 per share			
100,000,000 Class B preference shares with a par value of $5 per share			
Common shares issued:			
Balance as at February 29, 2008	100,137,913	$ 35,923,254	$ 2,722,992
Stock-based compensation (Note 8)	-	-	71,452
Balance as at November 30, 2008	100,137,913	$ 35,923,254	$ 2,794,444

8. STOCK OPTIONS AND WARRANTS

A 2008 Stock Option Plan was approved by the shareholders on July 30, 2008, at the Company's annual general meeting. Under the 2008 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

Stock-based compensation

During the period ended November 30, 2008, the Company granted 600,000 (February 29, 2008 – 2,090,000) stock options. The options vest 25% upon the date of grant, and then at a rate of 25% every 3 months thereafter, until fully vested.

For the period ended November 30, 2008, the total fair value of options granted using the Black-Scholes option pricing model was $68,420 (February 29, 2008 – $644,932). A total of $34,769 (February 29, 2008 - $379,665) was charged to operations and $36,683 (February 29, 2008 - $222,298) has been included in mineral properties, all offset to contributed surplus. Unvested options with a fair value of $57,115 were cancelled during the period. The remaining balance of $1,792 will be recorded in future periods. The weighted average fair value of the options granted during the period was $0.11 (February 29, 2008 - $0.31) per option.

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options and compensatory warrants granted during the period:

	November 30, 2008	February 29, 2008
Risk-free interest rate	2.95%	4.20%
Expected life of options/warrants	4.0 Years	3.5 Years
Annualized volatility	91.28%	92.77%
Dividend rate	0%	0%

As at November 30, 2008 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
300,000	$0.65	December 1, 2008
725,000	$0.15	March 18, 2009
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
200,000	$0.25	May 1, 2010
200,000	$0.30	June 27, 2010
150,000	$0.30	September 15, 2010
150,000	$0.30	November 1, 2010
1,280,000	$0.30	December 8, 2010
500,000	$0.63	May 17, 2011
325,000	$0.60	August 1, 2011
50,000	$0.50	December 1, 2011
200,000	$0.45	March 19, 2012
150,000	$0.55	April 25, 2012
25,000	$0.64	May 10, 2012
70,000	$0.50	June 15, 2012
250,000	$0.50	September 1, 2012
25,000	$0.25	January 1, 2013
5,090,000		

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Stock-based compensation (cont'd...)

Stock option transactions are summarized as follows:

	November 30, 2008		February 29, 2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	6,540,000	$ 0.37	6,000,000	$ 0.33
Granted	600,000	$ 0.25	2,090,000	$ 0.51
Exercised	-	-	(570,000)	$ 0.17
Expired/cancelled	(2,050,000)	$ 0.33	(980,000)	$ 0.54
Balance, end of period	5,090,000	$ 0.37	6,540,000	$ 0.37
Options exercisable, end of period	5,040,000	$ 0.37	5,978,750	$ 0.36

Warrants

As at November 30, 2008, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
12,199,999	$ 0.70	April 17, 2009

Warrant transactions are summarized as follows:

	November 30, 2008		February 29, 2008	
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	21,675,999	$ 0.74	13,252,568	$ 0.76
Issued	-	-	12,199,999	$ 0.70
Exercised	-	-	(126,000)	$ 0.20
Expired/cancelled	(9,476,000)	$ 0.80	(3,650,568)	$ 0.69
Balance, end of period	12,199,999	$ 0.70	21,675,999	$ 0.74

8. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants (cont'd...)

Brokers' Unit Warrants

Brokers' unit warrants transactions and the number of brokers' unit warrants outstanding are summarized as follows:

	November 30, 2008		February 29, 2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of period	1,296,000	$ 0.50	322,613	$ 0.50
Granted	-	-	1,296,000	$ 0.50
Exercised	-	-	(263,850)	$ 0.50
Expired/cancelled	-	-	(58,763)	-
Balance, end of period	1,296,000	$ 0.50	1,296,000	$ 0.50

On April 17, 2007, the Company issued 1,296,000 brokers' unit warrants as an agents' commission. Each broker warrant entitles the agents to purchase one broker unit at a price of $0.50 until April 17, 2009. Each broker unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant underlying the broker unit entitles the agents to acquire one additional common share at a price of $0.70 until April 17, 2009.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	November 30, 2008	November 30, 2007
Cash paid during the period for interest	$ 486	$ 2,214
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions during the period ended November 30, 2008 included:

a) The accrual of deferred exploration costs of $211,751 at November 30, 2008.

b) The application of $36,683 of stock-based compensation to deferred exploration costs.

c) The accrual of asset retirement obligations of $24,250 included in mineral properties at November 30, 2008.

9. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd…)

Significant non-cash transactions during the period ended November 30, 2007 included:

a) The accrual of deferred exploration costs of $252,280 at November 30, 2007.

b) The application of $143,616 of stock-based compensation to deferred exploration costs.

c) Pursuant to an accrued obligation to acquire a net smelter royalty, the Company issued 200,000 shares at a cost of $112,000.

d) The application of $96,513, $17,716, and $80,904 from contributed surplus to capital stock for the fair value of options, finders' fees warrants, and broker unit warrants exercised, respectively.

e) The accrual of asset retirement obligations of $37,500 included in mineral properties at November 30, 2007.

10. RELATED PARTY TRANSACTIONS

During the period ended November 30, 2008, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $Nil (2007 – $60,000) to a company controlled by a director.

b) Paid or accrued a salary of $120,000 (2007 – $63,333) to an employee who is a director and officer of the Company.

c) Paid or accrued investor relations fees of $Nil (2007 - $15,000) to a company controlled by a former officer.

d) Paid or accrued consulting fees of $Nil (2007 - $19,253) to a company controlled by a director.

e) Paid or accrued $55,989 (2007 - $99,000) for geological consulting fees and exploration management services, included in mineral properties, to an officer of the Company and to a company controlled by that officer.

f) Paid or accrued professional fees of $82,512 (2007 - $80,700) to an officer of the Company and to a company controlled by that officer.

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to a company controlled by an officer. At the same time the officer entered into an employment contract with the Company. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a $50,000 bonus, and is eligible to receive 400,000 share purchase options. The share purchase options have not yet been granted.

Included in accounts payable at November 30, 2008 was $59,738 (February 29, 2008 - $6,508) for salaries, professional fees, and consulting fees due to officers and a company controlled by a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount established and agreed to by the related parties.

11. SEGMENTED INFORMATION

The Company operates primarily in one reportable operating segment, being the acquisition and exploration of resource properties in Mexico. Geographical information is as follows:

	November 30, 2008	February 29, 2008
Capital assets are located in:		
Canada	$ 70,693	$ 87,605
Mexico	19,329,155	15,335,977
	$ 19,399,848	$ 15,423,582

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and obligation under share purchase agreement. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company's policies and processes of managing all risks associated with its financial instruments have not changed during the current period.

Financial risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company's financial instruments are carried at amortized cost and their fair value is considered to approximate their carrying value due to their short-term nature or capacity of prompt liquidation. The Company has no speculative financial instruments, derivatives, forward contracts, or hedges.

All of the Company's Canadian cash is held in an interest bearing account at a major Canadian bank and such balances earn interest at market rates. The Company also maintains cash in the currencies of both the United States dollar and the Mexican peso, which it uses to fund its foreign projects. The cash balances and payables that are denominated in foreign currencies are subject to currency risk due to fluctuations in the exchange rate between the Canadian dollar and the foreign currencies. To manage this currency risk, the Company maintains only the minimum amount of foreign denominated cash that is necessary to fund its ongoing exploration expenditures. Accounts payable are settled in a timely manner.

Credit risk

The Company is exposed to credit risk only with respect to uncertainties as to timing and collectability of receivables, primarily refundable IVA tax (value added tax) due from the government of Mexico.

13. CAPITAL DISCLOSURES

The Company is in the business of mineral exploration and has no source of operating revenue. The Company has no short- or long-term debt and finances its operations through the issuance of capital stock. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company's objectives have not changed during the period.

14. COMMITMENTS

The Company has the following commitments at November 30, 2008:

a) The Company rents its office premises under an operating lease until June 2012. The operating lease commitment, including rent plus estimated common area costs, is approximately $89,000 per annum.

b) The Company leases office equipment under an operating lease until July 2009, at a cost of $2,100 per annum.

c) The Company rents office and warehouse space in Mexico under operating leases until May 2009 at a total monthly rent of MXP$24,500 (Cdn$2,300).

15. SUBSEQUENT EVENT

Subsequent to November 30, 2008, the Company negotiated a non-brokered private placement of 25,000,000 units at $0.04 per unit for total proceeds of $1,000,000. Each unit will consist of one common share and one transferable share purchase warrant. Each share purchase warrant shall be exercisable for a period of two years; at a price of $0.05 per share during the first year, and at a price of $0.10 per share during the second year.

In connection with this financing the Company has agreed to pay finders' fees; in cash of $30,000, and will issue 750,000 units with the same terms as the private placement units.

The Company has received subscriptions in the amount of $1,000,000 in connection with this private placement. The private placement is subject to final regulatory approval.

Soho Resources Corp.
SOH:TSXV

Management's Discussion and Analysis

For the Period Ended November 30, 2008

Overview

This Management's Discussion and Analysis (MD&A) of the financial position and results of operations of Soho Resources Corp. ("Soho") includes its wholly-owned subsidiaries; Samarkand de Mexico S.A. de C.V. ("Samarkand"), Sierra Soleada S.A. de C.V. ("Sierra"), and 531607 BC Ltd.; and its 99.4% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). The MD&A should be read in conjunction with the interim consolidated financial statements for the fiscal period ended November 30, 2008. The information in this MD&A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are only made as of January 27, 2009, the date of this MD&A.

The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete development, and upon future profitable production.

Summary of Operations

Soho's principal business activity is the acquisition and exploration of resource properties. The Company, through its Mexican subsidiaries, owns a majority interest in a mineral exploration property, the Tahuehueto Project, located in Durango State, Mexico. The Company is a reporting issuer in the provinces of British Columbia and Alberta, Canada, and trades on the TSX Venture Exchange under the symbol "SOH". Additional information may be obtained from the Company's web site (www.sohoresources.ca) and SEDAR (www.sedar.com).

Since acquiring rights to the Tahuehueto Project in 1997, Soho has identified at least 12 poly-metallic zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Soho has completed more than 46,400 metres of drilling in approximately 245 holes since drilling operations started on the Project in January 2005. This drilling has primarily been focused on resource definition within five centrally located priority zones — El Creston, Cinco de Mayo, Santiago, Catorce and El Rey — and on initial testing of nearby high-potential targets, such as the Texcalama Structure.

In April 2008, Soho received its first Canadian National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate for Tahuehueto, which represents only the upper near-surface portion of three structures:

- El Creston was tested over approximately 670 metres of strike length;
- The Cinco de Mayo-Santiago Structure, known to be at least 3 kilometres long, was drill-tested over about 2.5 kilometres of strike length;
- The El Rey Structure was tested over approximately 250 metres of strike length.

Drilling data from these structures were submitted to Mine Development Associates ("MDA"), an independent engineering firm based in Reno, Nevada. MDA calculated inferred resources containing 383,000 ounces gold-equivalent (gold and silver only), plus 201 million pounds of zinc, 33 million pounds of copper, 110 million pounds of lead.

Since the completion of the above referenced resource calculation the company completed approximately 72 additional drill holes. During the autumn of 2008 the Company re-logged all drill cores from all drill holes to develop an improved geological model of the Tahuehueto project. In January 2009 the Company initiated the preparation of an updated resource calculation based on the initial resource report along with the results from the additional drill holes and the improved geological model. The updated resource calculation is expected to be completed during the spring of 2009.

Due to current conditions affecting the junior resource public company markets, the Company has temporarily suspended drilling operations on the project in order to conserve funds. Staff levels on the project and corporate offices have also been reduced to reflect the lower level of activity at the various locations. Geological crews continued to conduct drill logging, surface mapping and database management at the project.

At November 30, 2008 the Company had a working capital deficiency of $102,845. Subsequent to November 30, 2008 the Company negotiated a $1,000,000 private placement of 25,000,000 units at $.04 each. This financing has eliminated the working capital deficiency, and provided funds both for the Company to continue its exploration activities and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future.

Selected Quarterly Financial Information:

Fiscal year	**2009**			**2008**				**2007**
Fiscal quarter	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**
Period end date	**Nov 30/08**	**Aug 31/08**	**May 31/08**	**Feb 29/08**	**Nov 30/07**	**Aug 31/07**	**May 31/07**	**Feb 28/07**
Loss for the period	$(374,307)	$(195,789)	$(377,607)	$(576,600)	$(627,979)	$(365,224)	$(470,739)	$(530,973)
Loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$(0.00)	$(0.01)	$(0.01)
Total assets	$19,995,589	$20,421,780	$20,889,305	$20,791,123	$21,117,123	$21,818,925	$22,444,682	$11,185,433
Long-term debt	$202,356	$226,008	$199,479	$177,122	$169,000	$169,000	$156,500	$144,000

The losses for each of the 2007, 2008 and 2009 fiscal periods have increased generally as a result of the increased business activities associated with new equity financings and the exploration of the Company's Tahuehueto mineral property. Each of the 2007, 2008 and 2009 quarterly losses are reasonably consistent, averaging approximately $375,000 per period, after excluding amortization, stock-based compensation charges, foreign exchange, and interest earned.

The Company grants stock options resulting in significant charges for stock-based compensation. These charges are usually allocated over four fiscal quarters, depending on vesting terms. However, there can still be significant quarterly variations in the number and value of options granted from one period to the next. In fiscal 2008, the quarterly losses include stock-based compensation charges totaling $379,665, and $1,012,521 in the year ended February 28, 2007 for the fair value of stock options granted. The stock-based compensation for the Q1, Q2 and Q3 2009 periods was $28,109, $3,779, and $2,881, respectively. The 2009 amounts are significantly less that the 2007 and 2008 stock-based compensation charges.

The Q3 2008 loss increased as a result of a $37,000 decrease in interest income as invested funds were consumed by operations. At the same time business promotion, consulting fees, investor relations and travel expenses all increased by $155,000 as a result of increased promotional activities. There was also a change to management compensation resulting in a net expense increase of approximately $70,000.

The Q1 2009 and Q4 2008 losses are consistent with the previous three quarters after taking into account the higher than usual expenses in Q3 2008, as noted above.

The Q2 2009 losses decreased due to a larger than usual foreign exchange gain and management's decision to cut back certain discretionary expenses, including business promotion, travel, and property investigations. In addition, stock-based compensation declined as there were no new options granted during the period.

After excluding foreign exchange, the Q3 2008 loss, was about $120,000 less than the Q2 2009 loss, as a result of management's further efforts to reduce costs where reasonably possible.

In the Q1 period ended May 31, 2007 the Company raised a further $12,397,000 by the issuance of common shares. This accounts for the significant increase in total assets in the fiscal 2007 and 2008 periods.

Long-term debt is the Company's estimated asset retirement obligation in connection with environmental and reclamation costs on the Tahuehueto property. In each fiscal quarter this amount has increased in direct relation to the area disturbed by the Company's increase in drilling activities. During Q2 2009, drilling activities were suspended, accordingly no additional asset retirement charge was recorded during the Q3 2009 period, and the liability decreased by about $24,000 due to a foreign exchange adjustment.

Results of Operations

The Company incurred $947,703 in general and administrative expenses during the period ending November 30, 2008. Generally, expenses decreased as a result of the decrease in business activities compared to the equivalent 2007 fiscal periods. After the exclusion of amortization, stock-based compensation charges, and foreign exchange, total expenses decreased approximately $149,000 in 2008 over the previous fiscal period.

Professional fees include legal, accounting, and audit fees. Legal and accounting fees have remained about the same as in the previous year. Generally there has been an overall decrease in the volume of transactions resulting in decreased administrative costs including current accounting fees. Certain accounting services previously performed by employees are now performed by consultants. The fees charged by the Company's auditors have also increased by $13,500 or 20% as a result of both an increase in their fee schedule and an increase in the time required to complete the audit correlating to the increase in the Company's business activities in the 2008 fiscal year.

During the period ended November 30, 2008, the Company successfully collected a $25,000 debt that had been written-off several years.

Business promotion and consulting fees expenses include fees paid for advertising, development and production of promotional materials, registration fees for trade shows, corporate communication services and financial consulting associated with the Company's on going search for additional sources of financing. During fiscal 2008 the Company incurred additional costs for a corporate video and a corporate research report.

Communications expense includes the costs of Soho's office telephones, fax, mobile phones, web site design and maintenance, web hosting and internet access services.

There is a slight increase in rent for the current period because there is a general increase in overhead costs charged by the landlord. In fiscal 2008 the Company made some leasehold improvements and equipment purchases in the Vancouver office, therefore amortization expense increased as a result of the purchase of additional office assets.

Wages and benefits increased as the Company hired four more full time administrative personnel compared to the 2007 fiscal period. Consultants previously performed some of the work now done by some of these employees, including certain investor relations activities. Investor relations expense decreased about $38,000 in the November 30, 2008 period.

On October 31, 2007 the Company terminated an agreement to pay a $7,500 monthly management fee to CMB Investments Ltd. (CMB), a company controlled by Ralph Shearing, a director and CEO of the Company. At the same time the Company entered into a new employment contract with Mr. Shearing. Under the terms of the employment contract, the officer is paid a salary of $13,333 per month, plus a one-time $50,000 bonus, and is eligible to receive 400,000 share purchase options. The bonus was paid in December 2007, while the share purchase options have not yet been granted.

Travel expenses include the costs of vehicles, airfares, accommodation, and meals for a variety of business trips related to securing financing and meetings connected with the Tahuehueto property, as well as attendance at various trade shows. The increases in travel expenses in the current fiscal period are due to the higher costs and number of trade shows attended, as well as greater number of trips by management to Mexico.

The Company's Tahuehueto project is located in a remote area, a considerable distance from any commercial and business centres. To facilitate the expanded exploration activities on the Tahuehueto property, in June 2006 the Company established an office in Durango City, Durango, Mexico. This office oversees the administration of the exploration activities, including the procurement of services, supplies, and equipment from local vendors. As the office exists solely for the benefit of the exploration activities, the costs of maintaining and operating the office have been included with the Tahuehueto deferred exploration costs. These office and administrative costs include personnel salaries, rent, communications, office supplies, and office equipment.

In addition to the Durango office, the Company rents warehouse space primarily for the storage of diamond drill core sample materials extracted from the Tahuehueto property. The sample materials, reject samples, and pulps are stored here after delivery from the preparation lab. The warehouse is also used to temporarily store supplies and equipment prior to being shipped to the Tahuehueto project.

During the current fiscal period the Company evaluated several new resources properties in Mexico with the potential for further exploration development. Property investigation expense includes the, travel, and technical expenses associated with the property investigations.

The Company's surplus cash is held in an interest bearing deposit, and drawn upon only as funds are needed for operations. Interest income has decreased by approximately $145,000 because the amount on deposit is significantly lower.

Included in accounts receivable at November 30, 2008 is $450,000 of refundable IVA tax (value added tax) due to the Company from the government of Mexico. The Company has filed the required documents to claim the refunds with the Mexican tax authorities, however the refund process and procedure is both bureaucratic and slow. During the current 2009 fiscal period the Company received approximately $1,275,000 of IVA tax refunds. Subsequent to November 30, 2008, up to the date of this report, the Company has received additional IVA refunds of approximately $187,000, and the Company expects to receive further refunds over the next few months.

Except as may be otherwise indicated, all of the above noted transactions have received regulatory approvals, where required.

Due to the Company's reduced cash resources and the current poor capital markets, the Company has greatly reduced its exploration activities in Mexico, and business activities in Vancouver. This includes laying-off a large portion of the exploration staff at the Tahuehueto project, and some administrative personnel in both the Vancouver and Durango offices. There will be corresponding reductions in all other exploration costs, including; assaying, drilling, equipment, camp supplies, and subcontractor costs.

Resource Properties and Investments

Tahuehueto Mine Project, Mexico

Overview

Through a 99.4%-owned Mexican subsidiary, Soho Resources Corp. controls 100% of the Tahuehueto project situated in a historic mining district of northwestern Durango State. The 9,081-hectare property covers at least 12 known mineralized zones hosted within a structurally controlled epithermal system that has been traced for more than six kilometres.

Tahuehueto lies within the prolific Sierra Madre mineral belt, which hosts a series of historic and producing mines and most of Mexico's active exploration and development projects. The project is situated approximately 100 kilometres southwest of silver mines in the Guanacevi region, and about 25 kilometres north of the silver mines at Topia.

Access to the property is by road, about nine hours from Durango City, or by fixed-wing aircraft to a nearby landing strip. The project site is remote, with only a few small villages in this portion of the Municipality of Tepehuanes.

Spanish explorers were the first to discover the gold-silver veins at Tahuehueto, but were unable to process the sulphide mineralization. Various companies explored the property, starting in the early 1900s, leading to

development of underground workings and very limited historic production. Soho acquired rights to the project in 1997, shortly after the Mexican government reformed its mining laws and adopted new policies aimed at attracting foreign investment to the mining sector. The Company was attracted to Mexico because of its vast geological potential and favorable investment climate, and to the Tahuehueto project because of the evidence of a highly mineralized epithermal system, past exploration activity, and excellent potential for significant new discoveries. It was also noted that geologically similar deposits in nearby districts have produced millions of ounces of gold and silver, along with associated base metals in some cases, from multiple zones and structures. One such example is the La Cienega mine, owned and operated by Penoles, Mexico's largest mining company. This large-scale underground mine hosts more than one million ounces of gold in reserves, and also produces silver, lead and zinc. Another is San Dimas District, which hosts several large underground mines that have produced more than 9 million ounces gold and 700 million ounces silver from about 22 structures. Goldcorp Inc. controls the San Dimas district and surrounding mines through its subsidiary Luismin Mines.

Ownership and Access Rights

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

In 1997, pursuant to a share purchase agreement, and one amendment thereto, the Company acquired, through its wholly-owned Mexican subsidiary Samarkand de Mexico, 85% of the issued and outstanding capital stock of Sacramento and subsequently acquired an additional 5%. In March 2007 the Company converted a portion of inter-company debt between Samarkand and Sacramento into equity, thereby increasing its ownership in Sacramento to 99.4%. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico. Certain core concessions of the property, comprising approximately 2,060 hectares, are subject to a 1.6% net smelter returns royalty.

Pursuant to the share purchase agreement and its subsequent amendment as referred to above, the Company is obligated to make a final payment of US$200,000 to the remaining two vendors of the Sacramento shares.

Based upon regional reconnaissance work in and around Tahuehueto, Soho staked additional concessions covering approximately 7,018 hectares to encompass most of the prospective ground in the Tahuehueto district. This staking brings Soho's total Tahuehueto project area to 9,081 hectares.

In May 2006, the Company entered into a Surface Rights Agreement with Comunidad La Bufa, the local community residents' formal legal entity. The Surface Rights Agreement has an initial term of ten years expiring in May 2016, and is extendable for an additional five years. The agreement covers the core 2,062 original hectares of the project and allows the Company unrestricted access to explore, develop and mine metals within the area covered under the agreement. Sacramento will make annual payments to Comunidad La Bufa over the term of the agreement, at US$20,000 in the first year with subsequent payments increasing from the previous year's payment by 5% annually. In addition, upon commencement of commercial production the annual payment will be increased by 50% of the previous year's payment.

Exploration Highlights

NI 43-101 Resource Calculation

The Company has completed its initial Canadian National Instrument NI 43-101 compliant mineral resource estimate for its Tahuehueto property. This initial resource estimation has been prepared by Mine Development Associates ("MDA") of Reno, Nevada. Mine Development Associates is an independent full-service mining engineering firm, specializing in all aspects of exploration, mine development, and mine operations.

This resource represents only the upper, close to surface portion of three structures; the El Creston structure over approximately 670 metres of strike length; the Cinco de Mayo - Santiago structure known to be at least 3 km long and drill tested over approximately 2.5 km of strike length; and the El Rey structure tested over approximately 250 metres of strike length.

Resource Highlights

- 383,000 ounces gold equivalent – from contained 276,000 ounces of gold and 6.429 million ounces of silver *(calculated using formula Gold oz + Silver oz/60, assumes 100% Au & Ag recoveries and excludes base metal content)*
- 201.138 million pounds of zinc
- 33.483 million pounds of copper
- 110.457 million pounds of lead

Please refer to the Company's news release dated April 30th, 2008 for full details of the resource referred to above available at www.sohoresources.ca.

The Company intends to deliver an updated resource estimation in the spring of 2009 incorporating results from an additional 72 drill holes that were not included in the first resource calculation noted above as well as a markedly improved geological model gained by re-logging all drill core from all holes drill on the project. To this end the Company has retained the services of Scott E. Wilson Consulting, Inc. of Denver Colorado. A site visit was completed by Mr. Wilson during the first week of January 2009 and work on the new resource calculation began during the latter part January 2009.

Exploration Activities

Soho's exploration programs have significantly enhanced the overall potential of the Tahuehueto property. With the publication of the project's initial resource estimate Soho is now in a position to work towards upgrading the confidence in, and adding new resources to, this initial resource calculation. This is being accomplished through the drilling of new holes both down dip of known mineralized zones and drilling along strike where drill spacing is too far apart to allow inferred resources to be calculated between existing holes.

To date Soho has completed more than a cumulative total of 46,440 metres of drilling in approximately 245 drill holes at Tahuehueto to define priority zones occurring within a district-scale epithermal system traced for at least six kilometres at Tahuehueto. The bulk of 2007/2008 drilling has been focused on resource definition within five priority zones.

Having released its first NI 43-101 compliant inferred resource estimate in late April 2008, and following the recommendations outlined in the subsequent report, Soho initiated a new exploration phase. The primary goal of this new phase has been focused on drilling required to upgrade and expand on the initial resource estimate. Well along on the path to increasing the resource, Soho completed approximately 72 new drill holes that were not included in the initial resource calculation. Upgrading the resource from inferred towards indicated and measured as well as adding new resources can be accomplished by inexpensively improving the drill hole geological logging database which is now completed and including drill results from the 72 new drill holes referenced above.

The Company is in the process of reviewing all historic metallurgical reports available for the project and is seeking advice from a professional consulting metallurgist as to the completeness and validity of such reports. The Company intends to conduct additional metallurgical studies as recommended by the metallurgist at such time as the studies are recommended and the Company is properly funded and able to complete such studies.

Due to current market conditions the Company has vastly reduced exploration operations at the Tahuehueto project and expects that, unless market conditions improve to allow reasonable financing to be obtained, it will continue to operate on a care and maintenance basis on the project. Initiatives for 2009 are to improve the level of detailed geological mapping outside to the core areas where past exploration drilling has been concentrated.

District Scale Geologic Mapping

Mapping carried out in April 2008 has extended the Texcalama zone from its previously known length of 600 metres to a currently mapped length of over 1800 metres. Texcalama consists of several near parallel sheeted veins in a zone up to 8 metres wide. Grab samples taken while mapping returned results up to 47.5 g/t Au, 128 g/t Ag, 1.10 % Cu, 2.56 % Pb, 2.90 % Zn. Drilling on this target will be started after the first pass resource drilling is complete. First pass exploration core drilling conducted on the Texcalama Zone earlier this year confirms strong poly-metallic mineralization north of the Texcalama underground workings which also elevates the importance of this underexplored zone to the project. Drill results were included in a Company news release dated May 8, 2008.

Environment and Community
Soho conducts its exploration and development activities in a socially and environmentally progressive manner consistent with the principles of Sustainable Development. Particular emphasis is placed on establishing good relationships with community leaders and state authorities to ensure citizens are kept informed of the Company's exploration activities.

The project was visited by Mexican government authorities from PROFEPA (environment), CONAGUA (water) and INAH (history and anthropology). In all cases the project met or exceeded the government official's expectations and Soho continues to have all operating permits required for the current stage of development.

As the Tahuehueto project advances from exploration and development to the pre-feasibility stage, environmental baseline studies will lay the foundation for more detailed programs examining all aspects of potential mine development to ensure the highest standards of environmental protection. The Company will continue to comply with all regulations and closely monitor its activities to minimize damage to the ecosystem.

Soho participates in a range of social initiatives in support of local communities, and has already helped to establish a local school and improve electrical, water supply and sanitation facilities. Soho recently established a medical clinic on the project site which services the crew and is available to the local populace. Local hiring and procurement policies have been adopted to ensure that benefits flow to the communities and region surrounding the project.

Corporate, General, and Administrative

Directors and Officers
At the Company's Annual General Meeting (the "AGM") held on July 30, 2008, shareholders elected the following individuals as directors of the Company:

Ralph Shearing	Arthur Freeze
Paul Chung	William Howald

At a subsequent directors meeting, the following director and officer appointments were made:

Audit Committee – Ralph Shearing, William Howald, and Paul Chung
Human Resources & Compensation Committee – Arthur Freeze, Paul Chung, William Howald
Advisory Board – John Anderson.
President and Chief Executive Officer – Ralph Shearing
Chief Financial Officer - Donald Crossley
Vice-President of Exploration - Hall Stewart

Mr. Stewart subsequently resigned his position, as noted below.

Management Agreements
In January 2007 the Company entered into an agreement with Hall Stewart to provide geological and exploration management services to the Company for a monthly fee of US$11,000. In January 2008 this agreement was terminated and replaced with a new agreement between the Company and a company controlled by Mr. Stewart. Under the new agreement the Company is paying a monthly fee of US$12,500 for Mr. Hall's services and this agreement may be terminated by 3 months written notice. In addition Mr. Stewart was appointed an officer of the Company in the position of Vice-president, Exploration and Development.

Effective September 30, 2008 the agreement between the Company and the company controlled by Mr. Stewart was terminated. Coincident with this termination, Mr. Stuart resigned his position with the Company as Vice-President of Exploration.

In September 2004 the Company entered into a management services agreement with Ralph Shearing and CMB Investments Ltd., a company controlled by Mr. Shearing, to provide general management services to the Company for a monthly fee of $7,500. Mr. Shearing is the CEO and a Director of the Company. This agreement was terminated in October 2007 and replaced by an employment contract between the Company and Mr. Shearing.

In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to temporarily reduce his monthly salary by 25%, retroactive to August 2008.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. These agreements have received regulatory approval where required.

Financing Activities

During the period ended November 30, 2008, there have been no financing activities completed.

Subsequent to November 30, 2008, the Company negotiated a non-brokered private placement of 25,000,000 units at $0.04 per unit for total proceeds of $1,000,000. Each unit will consist of one common share and one transferable share purchase warrant. Each share purchase warrant shall be exercisable for a period of two years; at a price of $0.05 per share during the first year, and at a price of $0.10 per share during the second year.

In connection with this financing the Company has agreed to pay finders' fees; in cash of $30,000, and will issue 750,000 units with the same terms as the private placement units.

The Company has received subscriptions in the amount of $1,000,000 in connection with this private placement. The private placement is subject to final regulatory approval, accordingly the units have not yet been issued nor the finders' paid, as of the date of this report.

Capital Stock, Warrants, and Options

Capital Stock
As at January 27, 2009, there has been no change in the issued capital stock from the information disclosed in the November 30, 2008 interim consolidated financial statements.

Warrants
As at January 27, 2009, there has been no change in the warrants from the information disclosed in the November 30, 2008 interim consolidated financial statements.

Stock Option Plan
A 2008 Stock Option Plan was approved by the shareholders on July 30, 2008, at the Company's annual general meeting. Under the 2008 plan, the Company is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company, on a rolling basis. Options may be granted at an exercise price of no less than a 25% discount of the market price on the date of the grant, or such higher price as determined by the board of directors. Options can be granted for a maximum term of 5 years. Vesting is not required but may be set on an individual basis as determined by the board of directors.

As at January 27, 2009 the Company had outstanding stock options as follows:

Number of Shares	Exercise Price	Expiry Date
725,000	$0.15	March 18, 2009
140,000	$0.15	September 29, 2009
100,000	$0.20	November 2, 2009
250,000	$0.25	November 2, 2009
200,000	$0.25	May 1, 2010
200,000	$0.30	June 27, 2010
150,000	$0.30	September 15, 2010
150,000	$0.30	November 1, 2010
1,280,000	$0.30	December 8, 2010
500,000	$0.63	May 17, 2011
325,000	$0.60	August 1, 2011
50,000	$0.50	December 1, 2011
200,000	$0.45	March 19, 2012
150,000	$0.55	April 25, 2012
25,000	$0.64	May 10, 2012
20,000	$0.50	June 15, 2012
250,000	$0.50	September 1, 2012
25,000	$0.25	January 1, 2013
4,740,000		

Brokers' Unit Warrants
As at January 27, 2009, there has been no change in the broker unit warrants from the information disclosed in the November 30, 2008 interim consolidated financial statements.

Liquidity

At November 30, 2008, the Company had a working capital deficiency of $102,845. Subsequent to November 30, 2008 the Company negotiated a $1,000,000 private placement of 25,000,000 units at $.04 each. This financing has eliminated the working capital deficiency, and provided funds both for the Company to continue its exploration activities and for general working capital purposes. However the Company's ability to continue as a going concern is dependent on obtaining continued financial support, completing public equity financing or generating profitable operations in the near future. Due to the current poor market conditions affecting the junior resource public company markets, the Company may not be able to secure additional financing.

Investor Relations

In September 2007 the Company entered into an agreement with John Walters Communications Inc. and Genoa Management Limited to provide business development and investor relations services to the Company for a monthly fee of $6,500, plus 300,000 stock options at an exercise price of $0.50 expiring on September 1, 2009. This agreement was effectively terminated on January 1, 2008 and replaced with a new agreement on April 30, 2008, at which time the previously issued 300,000 stock options were also cancelled. Under the terms of the new agreement, John Walters Communications Inc. is to provide business development and investor relations services to the Company for a monthly fee of $6,500, plus 200,000 stock options at an exercise price of $0.25 expiring on May 1, 2010. This agreement may be terminated by three months written notice.

The agreement with John Walters Communications Inc. was suspended as of July 1, 2008, pending the Company receiving new financing and a recovery of current market conditions affecting the junior resource industry.

Related Party Transactions

In addition to certain related party transactions mentioned above, the Company had additional significant transactions with related parties, as are summarized below.

The Company has an employment contract with Mr. Shearing, who is the CEO and a director of the Company. Under the terms of the employment contract, Mr. Shearing is paid a salary of $13,333 per month, and is eligible to receive 400,000 share purchase options. The share purchase options have not yet been granted.

In January 2009, in light of the poor junior capital markets and the Company's restricted cash resources, Mr. Shearing agreed to reduce his monthly salary by 25%, retroactive to August 2008.

Paid $55,989 for geological consulting fees and exploration management services included in mineral properties, to Hall Stewart, an officer of the Company and to a company controlled by Mr. Stewart.

The Company paid professional fees of $82,512 to a company controlled by Don Crossley. Mr. Crossley is a chartered accountant and the chief financial officer of the Company, and as such provides the company with general management, administrative, financial, and accounting services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Critical Accounting Estimate

Asset Retirement Obligation

The Company's operations are affected by federal, state and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The asset retirement obligation accrual required management to make significant estimates and assumptions. Actual results could differ from these estimates.

The Company estimates its asset retirement obligation at the Tahuehueto property based on its understanding of its requirements to reclaim the currently disturbed areas. The Company has accrued $202,356 as an asset retirement obligation. The asset retirement obligation is considered to be present value.

Risk Factors and Uncertainties

Forward-Looking Statements

Certain statements made and information contained in this MD&A and elsewhere may constitute forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of precious and base metals, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment, sufficient labour and subcontractors, and that the political environment within the Company's operating jurisdictions will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

The Company's ability to generate revenue and profit from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following:

Precious and Base Metal Price Fluctuations
The Company's ability to finance its mineral property acquisition, exploration and eventual development is dependent upon the market price of certain precious and base metals. The price of such metals has fluctuated widely and is affected by numerous economic and political factors, consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and productivity, metal substitutes and stock levels. These fluctuations may result in the Company not receiving an adequate return on invested capital or the investment retaining its value.

Operating Hazards and Risks
Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards, risks and liabilities normally incidental to exploration, development and production of precious and base metals. The Company presently carries liability insurance, however any liabilities arising from its operations may have a material, adverse effect on the Company's financial position.

Exploration and Development
There is no known body of commercial ore on the Company's mineral properties. Development of the Company's properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few exploration properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any commercially viable discoveries.

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes and the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Calculation of Reserves and Mineralization and Precious and Base Metal Recovery
There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Government Regulation
Operations, development and exploration on the Company's properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour; mining law reform; restrictions on production; price controls; tax increases; maintenance of claims; tenure; and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Environmental Factors
All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving and requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not adversely affect the Company's operations. Environmental hazards may exist on the Company's properties, which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Climate Change
The Company's current business and exploration activities are not a significant contributor to the greenhouse gases that are commonly believed to be responsible for climate change and a source of adverse weather patterns. The Company does not currently believe climate change will have a significant impact on its future operations. However there is no assurance that future changes in the environment resulting from climate change will not adversely affect the Company's operations.

Title to Assets
Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt.

The Company's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Internal Controls

Internal controls over financial reporting are defined under Canadian securities policy MI 52-109 as "... a process designed by, or under the supervision of, the issuer's chief executive officers and chief financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has conducted a review and evaluation of its internal controls over financial reporting, with the conclusion that as at February 29, 2008 the Company's system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. In its evaluation, the Company identified certain material weaknesses in internal controls over financial reporting:

a) due to the limited number of staff at the Company, it is not feasible to achieve the complete segregation of incompatible duties; and
b) due to the limited number of staff, the Company relies upon third parties as participants in the Company's internal controls over financial reporting.

The Company believes these weakness are mitigated by: the active involvement of senior management and the board of directors in all the affairs of the Company; open lines of communication within the Company; the present levels of activities and transactions within the Company being readily transparent; the thorough review of the Company's financial statements by management, and the board of directors. However, these mitigating factors will not necessarily prevent the likelihood that a material misstatement will not occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met.

Management has not made any change in the Company's system of internal controls over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Changes in Accounting Policies

Assessing Going Concern
The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose and entity's ability to continue as a going concern.

Capital Disclosures
Effective March 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535 – Capital Disclosures. This Section requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes of managing capital.

Financial Instruments
Effective March1, 2008, the Company adopted the recommendations of CICA Handbook Section 3862 – Financial Instruments – Disclosures. This Section requires disclosure of quantitative and qualitative information that enable users to evaluate the significance of financial instruments for the company's financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. Disclosure of the measurement basis used and the criteria used to determine classification for different types of instruments is also required.

Effective March1, 2008, the Company adopted the recommendations of CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

The adoption of these new sections has not had a significant impact on the Company's financial position, results of operations and cash flows.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, and obligation under share purchase agreement. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Financial risk
The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company's financial instruments are carried at amortized cost and their fair value is considered to approximate their carrying value due to their short-term nature or capacity of prompt liquidation. The Company has no speculative financial instruments, derivatives, forward contracts, or hedges.

All of the Company's surplus Canadian cash is held in an interest bearing account at a major Canadian bank and such balances earn interest at market rates. The Company also maintains cash in the currencies of both the United States dollar and the Mexican peso, which it uses to fund its foreign projects. The cash balances and payables that are denominated in foreign currencies are subject to currency risk due to fluctuations in the exchange rate between the Canadian dollar and the foreign currencies. To manage this currency risk, the Company maintains only the minimum amount of foreign denominated cash that is necessary to fund its ongoing exploration expenditures. Accounts payable are settled in a timely manner.

END

Credit risk
The Company is exposed to credit risk only with respect to uncertainties as to timing and collectability of receivables, primarily refundable IVA tax (value added tax) due from the government of Mexico.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing, CEO
January 27, 2009